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                                                                     EXHIBIT 3.3


[LETTERHEAD OF DATA I/O CORPORATION]


For further information please contact:

Dave Bullis                                         Joel Harlen
President & CEO                                     VP/Finance
Data I/O Corporation                                Data I/O Corporation
425/881-6444                                        425/881-6444


                  DATA I/O REACHES AGREEMENT WITH BISCO
                  INDUSTRIES THAT WILL AVOID CONTEST OVER
                  BOARD REPRESENTATION

                  Data I/O to Add Bisco's President to its Board and Permit Bisco to Buy up to 20% of Its Stock; Bisco Agrees to Support Management for the Next Year Under "Standstill"
                  Arrangement

     REDMOND, WA -- February 10, 1999. Data I/O Corporation (Nasdaq:DAIO) said today that its has entered into a definitive agreement with Bisco Industries that will resolve a potential proxy contest in connection with Bisco's request for two seats on the Data I/O Board. Bisco is a privately-owned distributor of fasteners and electronic components which has reported ownership of approximately 14% of Data I/O's stock.

     Under the agreement, Bisco's President, Glen F. Ceiley, is being added to the Data I/O Board immediately and will be renominated at the 1999 Annual Meeting of Shareholders. The Board, which was recently expanded from four to five members to accommodate the appointment of Fred Hume, Data I/O's incoming CEO, will be further expanded to six members to accommodate the appointment of Mr. Ceiley.

     The agreement calls for Bisco to vote its shares of Data I/O Common Stock in favor of the Board's nominees at all meetings of shareholders during the term of the agreement and not to pursue any unsolicited attempt to acquire Data I/O or initiate a proxy contest. These "standstill" restrictions will expire two business days before Data I/O's bylaw deadline for nominating directors in connection with the year 2000 Annual Meeting of Shareholders. If Bisco decides to nominate directors or propose other business at that Meeting, Mr. Ceiley will be required to resign from the Data I/O Board immediately.

                              Page 22 of 23 Pages
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     Under the agreement, Data I/O has given Bisco permission to acquire (but not to transfer to a third party) up to 19.99% of its Common Stock without triggering the Company's Shareholder Rights Plan, which has a 15% trigger legal. Bisco currently owns approximately 14%.

     "This agreement is good news for our shareholders," said Fred Hume, Data I/O's incoming CEO. "It gives our largest shareholder appropriate Board representation on terms that avoid a potentially disruptive proxy contest. Management stability is essential to my goal of consolidating the achievements of my predecessor Dave Bullis in building for the Company's future. A contest over Board representation could have made my job much more difficult. Now, I look forward to working with the entire Board, including Mr. Ceiley, in the next phase of the Company's development. Bisco's interest in increasing its investment in the Company is a welcome gesture of confidence in our future."

     The definitive agreement between Data I/O and Bisco will shortly be filed with the Securities and Exchange Commission.

About Data I/O

The market leader for more than 25 years, Data I/O Corporation is the world leader in device programming and handling solutions, providing the most comprehensive product offering from design through manufacturing of programmable integrated circuits. It is the first device programming systems supplier to receive ISO 9001 certification. The company, which is publicly traded (NASDAQ:DAIO), is headquartered in Redmond, Wash., and has sales and support offices worldwide. The company's worldwide web address is http://www.data-io.com.

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